Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustee
Tidelands Royalty Trust “B”:
We have audited the accompanying consolidated balance sheets of Tidelands Royalty Trust “B” (“Tidelands”) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income and undistributed income and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of Tidelands’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tidelands Royalty Trust “B” and subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Dallas, Texas
March 30, 2007	/s/ KPMG LLP

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,834,550	$1,662,154
Oil and natural gas royalties receivable	831,022	134,434

Total current assets	2,665,572	1,796,588
Oil, natural gas and other mineral properties	2	2

	$2,665,574	$1,796,590

Liabilities and Trust Equity

Current liabilities:
Accounts payable	$25,558	$8,699
Federal income taxes payable	9,351	1,401
Income distributable to unitholders	720,922	749,343

Total current liabilities	755,831	759,443

Trust equity:
Corpus — authorized 1,386,525 units of beneficial interest, issued 1,386,375 units at nominal value	2	2
Undistributed income	1,909,741	1,037,145

Total trust equity	1,909,743	1,037,147

	$2,665,574	$1,796,590

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND UNDISTRIBUTED INCOME
THREE YEARS ENDED DECEMBER 31, 2006

	2006	2005	2004
Income:
Oil and natural gas royalties	$2,025,412	$2,362,759	$1,375,651
Interest and other	41,998	36,954	11,916

Total income	2,067,410	2,399,713	1,387,567
Expenses:
General and administrative	135,980	140,675	118,087

Income before federal income taxes	1,931,430	2,259,038	1,269,480
Federal income taxes of subsidiary	19,027	17,553	5,200

Net income	1,912,403	2,241,485	1,264,280
Undistributed income at beginning of year	1,037,145	1,459,069	1,148,633

	2,949,548	3,700,554	2,412,913
Distributions to unitholders	1,039,807	2,663,409	953,845

Undistributed income at end of year	$1,909,741	$1,037,145	$1,459,068

Net income per unit	$1.38	$1.62	$0.91

Distributions per unit	$0.75	$1.92	$0.69

Weighted average units outstanding	1,386,375	1,386,375	1,386,375

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE YEARS ENDED DECEMBER 31, 2006

	2006	2005	2004
Cash flows from operating activities:
Net income	$1,912,403	$2,241,485	$1,264,280
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium	—	—	12,760
Loss on sale of U.S. Treasury and agency bonds	—	—	761
Change in assets and liabilities:
Oil and natural gas royalties receivable	(696,588)	261,581	(230,250)
Interest receivable	—	1,403	4,261
Accounts payable	16,859	(9,285)	12,852
Federal income tax payable	7,950	(2,159)	2,858

Net cash provided by operating activities	1,240,624	2,493,025	1,067,522

Cash flows used in investing activities:
Investment in U.S. Treasury and agency bonds	—	—	(201,034)
Proceeds from sale of U.S. agency bonds	—	200,000	699,549

Net cash provided by (used in) investing activities	—	200,000	498,515

Cash flows used in financing activities — cash distributions to unitholders	(1,068,228)	(2,237,675)	(965,195)

Net increase (decrease) in cash and cash equivalents	172,396	455,350	600,842
Cash and cash equivalents at beginning of year	1,662,154	1,206,804	605,962

Cash and cash equivalents at end of year	1,834,550	1,662,154	$1,206,804

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
(a)	General
          Tidelands Royalty Trust “B” (“Tidelands”) was established on June 1, 1954 with a transfer of contract rights to certain properties to Tidelands in exchange for units of beneficial interest. The contract rights enable Tidelands to receive an interest in any oil, natural gas or other mineral leases obtained by Gulf Oil Corporation, now Chevron U.S.A., Inc. (Chevron) which is a subsidiary of Chevron Corporation, and its assignees in a designated area of the Gulf of Mexico during a 50-year period beginning April 30, 1951.
          Tidelands is required under its indenture to distribute all income, after paying its liabilities and obligations, to the unitholders quarterly. Tidelands cannot invest any of its money for any purpose and cannot engage in a trade or business.
          Tidelands’ wholly-owned subsidiary, Tidelands Royalty “B” Corporation (“Tidelands Corporation”), holds title to interests in properties that are situated offshore of Louisiana. Ninety-five percent of all oil, natural gas, and other mineral royalties collected by this subsidiary are paid to Tidelands. Tidelands Corporation, like Tidelands, is prohibited from engaging in a trade or business and does only those things necessary for the administration and liquidation of its properties. Tidelands is authorized to pay the expenses of Tidelands Corporation should it be necessary.
          Tidelands and its subsidiary have no employees. Tidelands has entered into an arrangement with Marine Petroleum Corporation (a wholly-owned subsidiary of Marine Petroleum Trust, an affiliate of Tidelands) to share certain administrative expenses and to assist the trustees in the administration of the trust. For the years ended 2006, 2005 and 2004, Tidelands paid $26,000, $37,000 and $25,000 to Marine Petroleum Corporation, respectively. At December 31, 2006 and 2005, Marine Petroleum Trust owned 32.6% of Tidelands’ outstanding units of beneficial interest.
          Tidelands’ results of operations for 2006 were affected by damage caused by hurricane Rita that came ashore near Beaumont, Texas in September 2005. The wells in the West Cameron Block 165 Field were off production from September 2005 to July 2006 due to hurricane damage to the pipeline facilities that takes delivery of the gas produced in that field. The wells on Sabine Pass Block 13 were shut in during October 2005 as the result of hurricane damage to the onshore delivery facilities. The wells in the Galveston Block 303 Field continued to produce without interruption. The wells in the West Cameron Block 165 Field were back on stream in July 2006. Wells in the West Cameron Block 225 Field are still off production with production expected to resume in the first quarter of 2007.
(b)	Unitholder Voting Matters
          On March 27, 2001, the unitholders of record at the close of business on February 16, 2001, approved an amendment to the Indenture to extend the life of the trust beyond the original expiration date of April 30, 2001 to April 30, 2021.
(c)	Principles of Consolidation
          The consolidated financial statements include Tidelands and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

(d)	Oil, Natural Gas and Other Mineral Properties
          At the time Tidelands was established, no determinable market value was available for the assets transferred to Tidelands; consequently, nominal values were assigned. Accordingly, no allowance for depletion has been computed.
          Tidelands’ revenues are derived from production payments and overriding royalty interests related to properties located in the Gulf of Mexico.
(e)	Federal Income Taxes
          No provision has been made for Federal income taxes on Tidelands’ income since such taxes are the liability of the unitholders. Federal income taxes are provided on the income of Tidelands Corporation, excluding the 95% of oil and natural gas royalties to be distributed to Tidelands and after deducting statutory depletion. There were no significant deferred tax assets or liabilities as of December 31, 2006 and 2005. The primary difference between the effective tax rate and the statutory tax rate is due to nontaxable income.
(f)	Credit Risk Concentration and Cash Equivalents
          Financial instruments which potentially subject Tidelands and its wholly-owned subsidiary to concentrations of credit risk are primarily investments in cash equivalents and unsecured oil and natural gas royalties receivable. Tidelands and its wholly-owned subsidiary place their cash investments with financial institutions that management considers creditworthy and limit the amount of credit exposure from any one financial institution. Royalties receivable are from large creditworthy companies and Tidelands historically has not encountered collection problems. The estimated fair values of cash equivalents and oil and natural gas royalties receivable approximate the carrying values due to the short term nature of these financial instruments.
          Cash equivalents of $1,081,627 and $854,743 at December 31, 2006 and 2005, respectively, consist of cash held in money market accounts sponsored by Bank of America, Private Bank and Banc of America Investment Services, Inc. For purposes of the statements of cash flows, Tidelands considers all investments with original maturities of three months or less to be cash equivalents.
(g)	Statements of Cash Flows
          Tidelands Corporation paid $11,077, $19,671, and $2,342 in federal income taxes in 2006, 2005 and 2004, respectively. No payments of interest were made in 2006, 2005 and 2004.
(h)	Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(i)	Net Income per Unit
          Net income per unit is determined by dividing net income by the weighted average number of units of beneficial interest outstanding during the period.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(j)	Significant Royalty Sources
          Royalties received by Tidelands from producers are summarized as follows:

	2006	2005	2004
Devon Energy Production Company	59%	90%	80%
W & T Offshore	13%	6%	12%
NOEX Energy Inc.	26%	—	—
Others	2%	4%	8%

	100%	100%	100%

(2)	UNDISTRIBUTED INCOME
          Undistributed income includes $862,927 and $825,008 applicable to the subsidiary corporation at December 31, 2006 and 2005, respectively.
(3)	SUPPLEMENTAL INFORMATION RELATING TO OIL AND NATURAL GAS RESERVES (UNAUDITED)
          Oil and natural gas reserve information relating to Tidelands’ royalty interests is not presented because such information is not available to Tidelands. Tidelands’ share of oil and natural gas produced for its royalty interests was as follows: oil (barrels) — 6,722 in 2006, 5,839 in 2005 and 8,022 in 2004; and natural gas (mcf) — 229,697 in 2006, 263,901 in 2005, and 175,835 in 2004.
(4)	SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)
          The following quarterly financial information for the years ended December 31, 2006 and 2005 is unaudited; however, in the opinion of management, all adjustments necessary to present a fair statement of the results of operations for the interim periods have been included.

	Oil and Natural Gas	Net	Net Income
	Royalties	Income	Per Unit
Quarter ended:
March 31, 2006	$138,299	$110,576	$0.08
June 30, 2006	206,577	181,247	0.13
September 30, 2006	599,446	570,301	0.41
December 31, 2006	1,081,090	1,050.279	0.76

	$2,025,412	$1,912,403	$1.38

Quarter ended:
March 31, 2005	$578,241	$540,408	$0.39
June 30, 2005	785,750	750,893	0.54
September 30, 2005	809,535	779,819	0.56
December 31, 2005	189,233	170,365	0.13

	$2,362,759	$2,241,485	$1.62